September 23, 2024

Prokopios Tsirigakis
Co-Chief Executive Officer
Stellar V Capital Corp. (Cayman Islands)
230 Park Avenue
Suite 1540
New York, NY 10169

       Re: Stellar V Capital Corp. (Cayman Islands)
           Draft Registration Statement on Form S-1
           Submitted August 28, 2024
           CIK No. 0002033593
Dear Prokopios Tsirigakis:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please expand your disclosure in paragraph 6 to include the anti-dilution adjustment to the founder shares in connection with your initial business combination, and disclose the amount of any other payments you consider compensation, such as payments discussed on page 32. Please also discuss whether this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. Lastly, please provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.
2. We note your disclosure in paragraph 12. Please revise to state clearly that there may be actual or potential material conflicts of interest between the sponsor, its affiliates, or promoters on one hand, and purchasers in the offering on the other. Please refer to Item
       1602(a)(5) of Regulation S-K.
 September 23, 2024
Page 2

3. We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose the number of institutional investors. Please disclose whether there is a cap on the amount that each investor may purchase. Please disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering and the incentive this creates for these investors to vote in favor of the initial business combination. Further, please disclose the potential material impact of these purchases on public investors and clarify whether the potential limited number of public investors would impact your listing eligibility. Lastly, please file any agreement or form of any agreements with the non-
       managing sponsor investors as exhibits.
4. We note the disclosure in paragraph 8 and elsewhere that the proceeds in the trust account will not be released until "(i)the completion of our initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial business combination if we determine it is desirable to facilitate the completion of the initial business combination." However, Nasdaq Rule IM-5101-2(a)
       states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee . . .. ." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard. Please revise for consistency with the Nasdaq
       Listing Rules
Summary, page 1

5. Please provide tabular disclosure regarding the nature and amount of the compensation received or to be received by the SPAC sponsor, its affiliates, and promoters, the amount of securities issued or to be issued by the SPAC to the SPAC sponsor, its affiliates, and promoters and the price paid or to be paid for such securities. Outside the table, please disclose the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-
       K.
Initial Business Combination, page 7

6. We note that you may seek to extend the time to complete a business combination beyond
       24 months. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Please also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of
       Regulation S-K.
Additional Financing, page 10

7. Please disclose how the terms of additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.
Transfer restrictions on founder shares and private units, page 18

8. We note your disclosure that you could "agree to permit the holders of your founder shares to transfer shares or agree to cancel such securities." Please add risk factor disclosure regarding any risk that the sponsor may remove itself as Sponsor from the
 September 23, 2024
Page 3

       company before identifying a business combination, including through the ability to transfer the founder shares or otherwise.
Permitted purchases of public shares..., page 24

9. We note the disclosure in this section that in the event your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders that your registration statement/proxy statement filed for your business combination transaction would include a representation that any of your securities purchased by your sponsor, initial shareholders, directors, officers, advisors or their affiliates would not be voted in favor of approving the business combination transaction.
       Please reconcile with the disclosure on pages 27 through 28 regarding the letter agreement entered into with the sponsor, officers and directors, whereby they agreed to vote any shares held by them, including any public shares purchased during or after this offering
       (including in open market and privately-negotiated transactions) in favor of your initial business combination.
Conflicts of Interest, page 33

10.    Please revise disclosure in this section to address the following:
           In the first and second paragraph, please explain why you do not believe that fiduciary duties or contractual obligations, or the involvement of the sponsor, officers or directors with other SPACs would materially affect your ability to complete a business combination.
           Add disclosure of the conflicts of interest relating to items listed under "Payments to insiders" such as compensation, repayment of loans and reimbursement of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction.
           Clarify the conflicts associated with entering into a business combination with an affiliate of your sponsor, officers or directors, as referenced on page 8. Please refer to
           Item 1602(b)(7) of Regulation S-K
Dilution, page 85

11. Please expand your disclosure outside the table to describe each material potential source of future dilution. Your revisions should address, but not be limited to, founder shares'
       anti-dilution rights, shares that may be issued in connection with the closing of your initial business combination, additional financing in connection with the closing of your initial business combination, and up to $1,500,000 of working capital loans that may be convertible into private placement warrants. Reference is made to Item 1602(c) of
       Regulation S-K.
Officer and Director Compensation, page 121

12. Please revise to discuss the shares to be issued to your independent directors, as disclosed on page 9 and the nature of such issuance. See Item 402(r)(3) of Regulation S-K.
 September 23, 2024
Page 4

Conflicts of Interest, page 124

13. Please revise to disclose the nominal price paid for the founder shares, and any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other.
       See Item 1603(b) of Regulation S-K.
Transfer of Founder Shares and Private Units, page 130

14. Please provide the disclosure in this section in a tabular format to the extent practicable, as required by Item 1603(a)(9) of Regulation S-K. Please clarify the exception "by virtue
       of the laws of the Cayman Islands or our sponsor   s operating
agreement." Please also
       clarify the statement that "we could agree to permit the holders of our founder shares to transfer shares or agree to cancel such securities." Clarify whether there are any limitation on this exception. Lastly, please discuss the lock-up agreement with the underwriters as disclosed on page 165.
General

15. Please provide the disclosure required by Item 1603(a)(6) of Regulation S-K. Please disclose the nature and amount of all compensation that has been or will be awarded to, earned by, or paid to your sponsor, its affiliates, and any promoters for all services rendered or to be rendered in all capacities, and the amount of securities issued or to be issued to your sponsor, its affiliates, and any promoters and the price paid for such securities. Disclose any circumstances or arrangements under which your sponsor, its affiliates, and promoters, directly or indirectly, have transferred or could transfer ownership of securities of you, or that have resulted or could result in the surrender or cancellation of such securities, such as the shares to be issued to the independent directors as referenced on page 9. In addition, disclose the nature and amounts of any reimbursements to be paid to your sponsor, its affiliates, and any promoters upon the completion of a de-SPAC transaction.
       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   Giovanni Caruso, Esq.